Exhibit 12d

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	1999	2000	2001	2002	2003	2004

Earnings, as defined:
Income from continuing operations
before income taxes	$119,872	$128,139	$48,250	$86,326	$80,319	$76,936
Adjust for distributed income (loss)
of equity investees	(837)	(3,116)	(1,620)	(2,544)	(20,536)	26,616
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Fixed charges, as below	62,969	58,833	64,964	61,403	60,304	55,530
Total earnings, as defined	$182,004	$183,856	$111,594	$145,185	$120,087	$159,082

Fixed charges, as defined:
Interest charges	$62,014	$57,797	$64,002	$60,317	$59,363	$54,297
Rental interest factor	955	1,036	962	1,086	941	1,233
Total fixed charges, as defined	$62,969	$58,833	$64,964	$61,403	$60,304	$55,530

Ratio of earnings to fixed charges	2.89x	3.13x	1.72x	2.36x	1.99x	2.86x